UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

JD Logistics Appoints New Chief Executive Officer

On June 26, 2023, JD Logistics, Inc. (“JD Logistics”) (HKEx: 2618), a consolidated subsidiary of JD.com, Inc. (the “Company,” together with its subsidiaries and consolidated affiliated entities, the “JD Group”), has appointed Mr. Wei Hu as its chief executive officer to succeed Mr. Yui Yu, with effect from June 26, 2023. Mr. Yu has tendered his resignation as the chief executive officer of JD Logistics due to personal health reasons.

Mr. Hu joined JD Group in January 2010 and served as JINGDONG Property, Inc.’s chief executive officer between April 2019 and June 2023. Mr. Hu has extensive experience in operations and management in the logistics industry. He has held multiple positions within JD Group, including JD Logistics’ general manager for Northern China region between December 2017 and March 2019, the general manager of southwest region at the logistics division of JD Group between May 2015 and November 2017, and the director of human resources at the logistics division of JD Group between January 2010 and April 2015. Mr. Hu has been a director of China Logistics Property Holdings Co., Ltd. (the “CNLP”) since February 2022 and was CNLP’s chairperson, executive director and chief executive officer between February and July 2022. Further, Mr. Hu was a non-executive director at ESR Group Limited (stock code: 1821) from February 2021 to June 2023. Prior to joining JD Group, Mr. Hu served as manager of human resources at Chengdu Renrenle Commercial Co., Ltd. from November 2006 to January 2010.

Mr. Hu received his bachelor’s degree in land resources management education from Sichuan Agricultural University in June 2005, and received his master’s degree in business administration from China Europe International Business School in November 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By:	/s/ Su Shan
Name:	Su Shan
Title:	Chief Financial Officer

Date: June 26, 2023